Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 8 DATED MAY 23, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016, supplement no. 6 dated April 26, 2016, and supplement no. 7 dated May 12, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 123,529 rentable square feet in Campbell, California.
Acquisition of Lincoln Court
On May 20, 2016, we, through an indirect wholly owned subsidiary (the “Lincoln Court Owner”), acquired from CRP Lincoln, L.L.C. an office property containing 123,529 rentable square feet located on approximately 4.2 acres of land in Campbell, California (“Lincoln Court”). The seller is not affiliated with us or our advisor.
The purchase price of Lincoln Court was $51.5 million plus closing costs. We funded the acquisition of Lincoln Court with proceeds from the Lincoln Court Mortgage Loan (discussed below) and proceeds from this offering.
Lincoln Court was built in 1985 and is approximately 98% leased to 35 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Lincoln Court is approximately $4.9 million. The current weighted-average remaining lease term for the tenants is approximately 1.9 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $32.77 per square foot.
Currently, Firetide, Inc., a tenant in Lincoln Court in the telecommunications industry, individually occupies 14,466 rentable square feet, or approximately 12% of the total property rentable square feet at Lincoln Court. Its lease expires on September 30, 2018, with a five-year extension option. The current annualized base rent for this tenant is approximately $0.5 million and the current remaining lease term is approximately 2.4 years. The current average rental rate over the remaining lease term is $36.00 per square foot. This tenant represents approximately 10% of the aggregate annual effective base rent of Lincoln Court.
Related Financing of Lincoln Court
On May 20, 2016, in connection with our acquisition of Lincoln Court, the Lincoln Court Owner entered into a four-year mortgage loan with U.S. Bank National Association (the “Lender”), an unaffiliated lender, for borrowings of up to $36.2 million secured by Lincoln Court (the “Lincoln Court Mortgage Loan”). At closing, $33.5 million of the loan was funded and the remaining $2.7 million was available for future disbursements to be used for tenant improvement costs, subject to certain terms and conditions contained in the loan documents.
The Lincoln Court Mortgage Loan matures on June 1, 2020, with one-year extension option, subject to certain terms and conditions contained in the loan documents, including the payment of an extension fee equal to 0.125% of the amount committed under the loan. The Lincoln Court Mortgage Loan bears interest at a floating rate of 175 basis points over one-month LIBOR. The Lincoln Court Owner has the right to repay the loan in whole at any time, or in part from time to time. Prepayments made before June 1, 2017 are subject to an exit fee equal to 0.5% of any principal amount prepaid.
KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Lincoln Court Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the Lincoln Court Owner in violation of the loan documents. SOR US Properties II is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Lincoln Court Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Lincoln Court Owner, certain direct or indirect transfers or financings of Lincoln Court in violation of the loan documents and the violation of certain other terms of the loan documents by the Lincoln Court Owner.

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